Hong Kong iMail (Friday, 24th May 2002)

82-1072

Television Broadcasts Limited

(Incorporated in Hong Kong with limited liability)

CONNECTED TRANSACTION
AND
CONTINUING CONNECTED TRANSACTION WAIVER APPLICATION

On 21 May 2002, TVBI entered into a deal memorandum with MBNS pursuant to which TVBI agrees to license 2190 hours of television programs per every period of 12 months on an exclusive basis in Brunei and Malaysia only for broadcast on a channel owned and operated by MBNS and entitled Wah Lai Toi. The license period is from 16 April 2002 to 30 September 2004. The parties will negotiate and enter into a formal agreement to set out the terms of the arrangement described in the deal memorandum.

As the transactions under the deal memorandum and the proposed agreement are to take place on an ongoing basis for the period from 16 April 2002 to 30 September 2004 in accordance with the provisions thereof, TVB has applied to the Stock Exchange for a conditional waiver from strict compliance with the requirements of the Listing Rules to issue further press announcements in respect of the transactions for the remainder of the term subject to a cap amount of HK$94 million and other conditions as set out in the section headed "Continuing Connected Transactions: Waiver Conditions" in this announcement.

Details of the deal memorandum and the proposed agreement will be included in the next published annual report and accounts of TVB during the continuance of the transaction.

DETAILS OF THE DEAL MEMORANDUM

On 21 May 2002, TVBI entered into a deal memorandum with MBNS. Under the deal memorandum, TVBI will license to MBNS a total of 2190 hours of television programs with Cantonese soundtrack for every period of 12 months on an exclusive basis from 16 April 2002 to 30 September 2004. These programs will be used by MBNS as part of the programs line up for a Cantonese language channel owned and operated by MBNS and entitled Wah Lai Toi. MBNS sources programs from suppliers worldwide and together with in house production, it operates the Wah Lai Toi which is *a 24 hours channel offered in the pay* television services of MBNS targetted at the local Cantonese speaking population residing in the licensed territory, namely Brunei and Malaysia.

License fees receivable by TVBI from MBNS will be calculated with reference to the number of residential subscribers of the relevant pay television services of MBNS. TVBI will also be entitled to a percentage share of subscription payment made by hotels and commercial establishments as license fees.

The parties will negotiate and enter into a formal agreement to set out the terms of the arrangement of the deal memorandum as described above.

REASONS FOR THE DEAL MEMORANDUM

The programs which are licensed to MBNS are programs from the Group's existing program library or programs co-produced by TVB and TVBO for broadcast worldwide. Therefore, the deal memorandum will generate additional revenue for the Group without additional production costs.

PRINCIPAL ACTIVITIES OF THE GROUP, TVBI AND MBNS

The Group is principally engaged in television broadcasting, program licensing and production, animation production, magazine publishing and other broadcasting related activities. TVBI is principally engaged in program licensing and investment holding.

MBNS is a private company involved in pay satellite television, multimedia and interactive businesses and operates the pay television service in Malaysia and has licensed a MBNS affiliate for distribution of the pay television service in Brunei.

CONTINUING CONNECTED TRANSACTION: WAIVER CONDITIONS

As the transactions under the deal memorandum and the proposed agreement are to take place on an on-going basis for the period from 16 April 2002 to 30 September 2004 in accordance with the provisions thereof, TVB has applied to the Stock Exchange for a conditional waiver from strict compliance with the requirements of the Listing Rules to issue further press announcements for transactions under the deal memorandum and the proposed agreement for the remainder of the term in respect of the continuing connected transactions thereunder (because it is burdensome to issue further press announcements for the remainder of the term). If granted, the waiver will be conditional on the basis that the aggregate amount receivable by TVBI from MBNS under the deal memorandum and the proposed agreement for each financial year of the Group shall not exceed the cap amount of *HK$94 million* ("Cap Amount") *(or 3% of* the book value of the consolidated net tangible assets of the Group as disclosed in its published consolidated accounts for each of the financial year ending on 31 December during the period from 2002 to 2004, whichever is the lower amount). The amount of HK$94 million is projected based on the growth in subscribers and represents 2.98% of the net tangible assets of the Group. The waiver will also be subject to the following conditions:

(a) the transactions shall be:

  (i) entered into in the ordinary and usual course of business of TVB;

  (ii) conducted either (A) on normal commercial terms (which expression will be applied by reference to transactions of a similar nature and to be made by similar entities) or (B) (where there is no available comparison) on terms that are fair and reasonable so far as the shareholders of TVB are concerned; and

  (iii) entered into in accordance with the terms of the deal memorandum and the proposed agreement;

(b) the aggregate amount of the transactions under the deal memorandum and the proposed agreement for each financial year of the Group shall not exceed the cap amount of HK$94 million;

(c) the independent non-executive directors of TVB shall review the transactions under the deal memorandum and the proposed agreement annually and confirm in TVB's next annual report that these were conducted in the manner as stated in paragraphs (a) and (b) above;

(d) TVB's auditors shall review the transactions annually and confirm in a letter (the "Letter") to the directors of TVB (a copy of which shall be provided to the Listing Division of the Stock Exchange) stating whether:

  (i) the transactions have received the approval of TVB's board of directors;

  (ii) the transactions are in accordance with any relevant pricing policies as stated in TVB's financial statements;

  (iii) the transactions have been entered into in accordance with the terms of the deal memorandum and the proposed agreement; and

  (iv) the Cap Amount has been exceeded;

and where, for whatever reason, the auditors decline to accept the engagement or are unable to provide the Letter, the directors of TVB shall contact the Listing Division of the Stock Exchange immediately;

(e) details of the transactions under the deal memorandum and the proposed agreement in each financial year shall be disclosed as required under Rule 14.25(1) (A) to (D) of the Listing Rules in the annual report of TVB for that financial year together with a statement of the opinion of the independent non-executive directors and the auditors of TVB referred to in paragraphs (c) and (d) above; and

(f) The Group shall provide to the Stock Exchange an undertaking that, for so long as TVB's shares are listed on the Stock Exchange, it will provide TVB's auditors with full access to its relevant records for the purpose of the auditors' review of the transactions referred in paragraph (d) above.

If the Cap Amount is exceeded, or if the terms of the deal memorandum and the proposed agreement as mentioned above are materially altered, or if the Group enters into new arrangements or agreements with MBNS in the future, TVB will comply with the provisions of Chapter 14 of the Listing Rules governing connected transactions unless it applies for and obtains a separate waiver from the Stock Exchange.

In the event of any future amendments to the Listing Rules imposing more stringent requirements than as at the date of this letter on transactions of the kind to which the transactions under the deal memorandum and the proposed agreement belong including, but not limited to, a requirement that such transactions be made conditional on approval by the independent shareholders of TVB, TVB must take immediate steps to ensure compliance with such requirements within a reasonable time.

IMPLICATIONS UNDER THE LISTING RULES

MBNS is a wholly-owned subsidiary of ASTRO ALL ASIA NETWORKS Limited, which has indirect shareholding interests in two subsidiaries of TVB, being 35.7% of the issued shares of Hsin Chi Broadcast Company Limited and 16.67% of the voting shares of TVB Publishing Holding Limited. MBNS is accordingly a connected person of TVB and the deal memorandum and the proposed agreement constitute connected transactions of TVB.

As the expected license fees payable to TVBI by MBNS pursuant to the deal memorandum and the proposed agreement represent less than 3% of the net tangible assets of the Group, no shareholder approval is required and the deal memorandum and the proposed agreement are being disclosed in accordance with Rule 14.25(1) of the Listing Rules. The directors of TVB, including the independent non-executive directors, consider that the terms of the deal memorandum are fair and reasonable and in the interests *of the shareholders of TVB, and the deal memorandum is entered into in* the ordinary and usual course of business and on normal commercial terms. Details of the deal memorandum and the proposed agreement will be included in the next published annual reports and accounts of TVB pursuant to rule 14.25(1) of the Listing Rules during the continuance of the transaction.

DEFINITIONS

"Group"	TVB and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange
"MBNS"	MEASAT Broadcast Network Systems Sdn. Bhd., a company incorporated in Malaysia, being a connected person of TVB as described in this announcement
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"TVB"	Television Broadcasts Limited, a company incorporated in Hong Kong and the shares of which are listed on the Stock Exchange
"TVBI"	TVBI *Company Limited, a company incorporated* in Hong Kong, being a wholly owned subsidiary of TVB
"TVBO"	TVB (Overseas) Limited, a company incorporated in Bermuda, being a wholly owned subsidiary of TVB

By Order of the Board
Television Broadcasts Limited
Ho Chan Fai
Company Secretary

23 May 2002, Hong Kong

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